SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 02, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F              Form 40-F
                                ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On December 01, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced the appointment of Andrey A. Shlyapnikov as Deputy General Director for Quality Management. A copy of the press release announcing the appointment is attached hereto as Exhibit 99.

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

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 02, 2003               By: /s/Dmitry Kovrizhnykh
                                            ------------------------------------
                                            Name:   Dmitry Kovrizhnykh
                                            Title:  Deputy Finance Director

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

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number      Description

    EX-99 English translation of the press release announced the appointment of Andrey A. Shlyapnikov as Deputy General Director for Quality Management.

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

                                                                      Exhibit 99

For Immediate Release                                                 ROSTELECOM
--------------------------------------------------------------------------------

                       ROSTELECOM CREATES NEW POSITION OF
                 DEPUTY GENERAL DIRECTOR FOR QUALITY MANAGEMENT;
                       ANDREY SHLYAPNIKOV TO BE APPOINTED

Moscow - December 1, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced appointment of Andrey
A. Shlyapnikov as Deputy General Director for Quality Management effective December 3, 2003. Currently Andrey Shlyapnikov holds the position of General Director of RTComm.RU.

Rostelecom's General Director Dmitry Yerokhin commented: "for the past two years Rostelecom's management has been undertaking massive efforts to prepare the Company for competition in an open market environment, where meeting the highest standards of quality is crucial for success. Thus, we decided to create such a position and were looking for candidates. Andrey Shlyapnikov has substantial experience of working for commercial telecom operators, where quality issues have always been considered of the highest importance. I am sure that he will complement our management team through his wealth of experience."

Andrey Shlyapnikov has held the position of General Director of RTComm.RU since 2002. He has worked in the telecommunications sector for over 25 years. Prior to joining RTComm.RU he had worked for Equant, holding positions of regional manager and head of representative office in Novosibirsk. Mr. Shlyapnikov was born in Novosibirsk in 1951 and graduated from Novosibirsk Electrotechnical Telecommunications Institute in 1974. He also completed courses at the Duke University, Fuqua School of Business, Harvard University, Achieve Global.

For further details please contact

Anna Kareva
Director for public and investor relations
Tel.: + 7 095 973 9920
Fax:  + 7 095 787 2850
e-mail: kareva@hq.rt.ru

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

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